July 5, 2006
Mr. Manjeet Dhillon
Chief Financial Officer
Challenger Energy Corp.
3300, 400 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4H2

	RE:	Challenger Energy Corp.
		Registration Statement on Form 20-F
		Filed June 5, 2006
		File No. 0-52030

Dear Mr. Dhillon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1. Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with
Edgar.  See Section 12(g)(1) of the Securities Exchange Act of
1934.
Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.
2. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3. Update your disclosure throughout your filing to the most recent practicable date with each amendment. For example, update the exchange rate information on page 3. See Item 3.A.3 of Form 20-F.
4. Please note that our Office of International Corporation Finance is still conducting its review of your filing and may have additional comments.

Key Information, page 2

Item 3.A. Selected Financial Data, page 2

5. Remove interest income as a component of revenues. In this regard interest income appears unrelated to operating revenues. Likewise, modify the selected financial information presented in your management`s discussion and analysis on page 17. Refer to Item 3.A of
Form 20-F.

Risk Factors, page 4
6. Revise risk factor subheadings so that they clearly identify the
risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Operating Hazards" or "Competition" does not
disclose the resulting risk of harm to investors.
7. Throughout this section, rather than stating that there is or can
be no assurance of or no guarantee of a particular outcome, state the
extent of each risk plainly and directly.
8. Please delete any language that serves to mitigate or qualify the
risk that you are highlighting.  Examples of this are statements such
as "While diligent well supervision and effective maintenance operations..." or "Although Challenger has insurance in accordance with industry standards...."
9. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed, for example the first one. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

Environmental, page 7
10. Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, you state that you must comply with certain legislation when operating your wells and facility sites. Please discuss whether this legislation requires permits or licenses, whether you or the operator has obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits.
We may have further comments.  See Item 4.B.8 of Form 20-F.

11. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

Information on the Corporation, page 10

History and Development of the Corporation, page 10
12. Please disclose the name and address of your agent in the United
States, if any.  See Item 4.a.3 of Form 20-F.

13. We note that Computershare Investor Services Inc. is the escrow agent for the Value Security Escrow Agreement. Please advise us as to your relationship with Computershare Investor Services Inc.

14. Expand the disclosure regarding the TSX escrow agreements to quantify or otherwise define the term "incrementally" both times it is used. Also, quantify the number of shares held in each of the two escrow agreements.

Business Overview, page 12

15. We note your proved reserves disclosure. Please amend your document to disclose whether these reserves were estimated by you or by independent engineers. If the latter, identify the independent engineer and include their consent to be expertized. Please address the effective date of the disclosed reserve estimate.

16. Please amend your document to disclose clearly and simply, for each acreage block, the maximum revenue interest you may earn and the current revenue interest you have earned to date in each of the farm-outs you describe.

Business Objectives, page 12

17. Specify that Canadian Superior is affiliated with the company and describe the nature of that affiliation. Explain how you addressed the potential conflict of interest in these transactions.


18. For each agreement, quantify, or appropriately cross-reference, the dollar amount of funding that you will have to provide. If you do not know at this time, indicate why not and when you anticipate having that information. If you were provided with an estimate of that amount, please indicate it.

19. Revise for clarity the first sentence of the discussion under "15-
17 Well."

Operating and Financial Review and Prospects, page 15
20. Tell us whether any of your private placements were conducted in the U.S. and, if so, the federal securities law exemption(s) upon which you relied.

Corporate Overview, page 16

21. We note that you describe yourself as being in the natural gas exploration and production business and further note that the scope of your operation has yet to extend beyond exploration or exploitation activities. Please revise your description to one that is consistent with the current scope of your operations.

Results of Operations, page 19

22. Expand your disclosure to discuss the source of your revenues, production volumes and the significant conditions related to your oil and gas interests. When describing various conditions and effects, it should be clear whether such matters are external or internal, and temporary or relatively permanent due to structural change. The interrelationships between the various factors identified, and their relative significance, should be apparent. Refer to FRC Section 501.12.b.4.

Liquidity and Capital Resources, page 21

23. Expand your disclosure to quantify the expected capital expenditures associated with your contractual obligations to acquire interests in potential oil and gas producing properties and discuss how you will specifically fund these expenditures.

Tabular Disclosure of Contractual Obligations, 23

24. We note your commitment and contingencies note on page F-22 quantifying certain contractual obligations. Please expand your disclosure to include all contractual obligations that would qualify for disclosure in accordance with Item 5.F of Form 20-F.

Safe Harbour, page 23

25. Your stock is subject to the penny stock rules.  Therefore, the
safe harbor that the Private Securities Litigation Reform Act of
1995
otherwise would provide is unavailable to you.  See Securities Act
Section 27A(b)(1)(C) and Exchange Act Section 21E(b)(1)(C).
Ensure
that your disclosure does not suggest that the safe harbor is applicable by deleting any reference to the PSLRA or the safe harbor, including in the title.

Directors, Senior Management and Employees, page 23

26. Revise to disclose a continuous 5-year business history without any gaps. For example, it is unclear when James Brown became a director and how long he has been with Mill City Gold Corp.
27. We note that several of your officers and/or directors, such as
Gregory Noval, Neil MacKenzie, and James Brown, are concurrently officers of other companies. For those officers and/or directors employed by more than one company, disclose how much time each officer and/or director devotes to your business.

Major Shareholders and Related Party Transactions, page 30

28. Please identify the name of each party with which you had a related party transaction here and throughout your disclosure. In addition, please disclose whether each of the transactions was conducted in an arms-length manner.

29. Given the ongoing relationship you have with Canadian
Superior,
indicate whether or not you have any procedures in place to address potential conflicts and, if so, describe them.
30. Disclose any significant change in the percentage ownership held by major shareholders since inception. See Item 7.A.1.b of Form
20-F.

The Offer and Listing, page 32
31. Consider disclosing the average trading volume on the TSX
Venture
Exchange for each period covered.

Additional Information, page 33

Memorandum and Articles of Association, page 34
32. Provide a more detailed disclosure in this section. For example, please disclose the percentage vote required to pass any resolution at a shareholder meeting, including an election of directors.

Certain United States Federal Income Tax Consequences, page 37

33. In this section, you include statements that persons "should consult" with their own tax advisors, or language to similar effect.
Because note holders may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, revise to eliminate this language each place it appears.
You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Financial Statements

Challenger Energy Corp Financial Statements

Interim Financial Statements
34. Please explain in greater detail why you have not provided comparative financial information in your interim financial statements.
35. Please include a reconciliation to US GAAP. Refer to Instruction 3 to Item 8.A.5 of Form 20-F.

General
36. We note your acquisition of the 10% pooled working interest in section 17-35-1 W5M in the Innisfail Area of Alberta from Blueline Energy. This interest appears to represent an acquisition of a working interest in oil and gas producing properties and as such would be deemed a business in accordance with Rule 3-05 or Regulation S-X.
Refer to the Division of Corporation Finance`s Frequently
Requested
Accounting and Financial Reporting Interpretations and Guidance,
Item
C. Financial Statements for Acquired Oil & Gas Producing
Properties of
Part III. Guidance About Financial Statement Requirements which can be located at our website at:
      http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

As such it appears you will need to provide audited financial statements regarding these operations. Refer also to Instruction 1 to
Item 8 of Form 20-F. Please also indicate whether or not this acquisition constitutes your predecessor, as defined in the Exchanged
Act Rule 12b-2.
37. We were unable to locate the consent of your auditors as required by Item 10.G of Form 20-F. Please provide the appropriate consents in your next amendment.

Auditor`s Report to the Shareholders, page F-11
38. We note your auditor`s report refers to "the periods ended" while one period is a fiscal year and the other is a period from inception to December 31, 2004. It appears your auditor`s should revise their report to specifically identify the periods to which their report relates.

Balance Sheet, page F-12
39. Please revise your description of "share capital" to specifically identify this item as common shares and state on the face of the balance sheet the shares outstanding.

Note 2 Significant Accounting Policies F-16

Consolidation Accounting Policy
40. We note that you have a wholly owned subsidiary, as disclosed on page 14 of your document. Please expand your disclosures to state this fact and disclose your accounting policy regarding principles of consolidation. Additionally, revise your financial statement labeling to convey these are consolidated financial statements, and confirm that you have no interests in variable interest entities as defined in
FIN 46R, if true.

Foreign Currency Accounting Policy
41. We note your disclosure on page 41 suggesting that a significant portion of your transactions are conducted using the U.S. dollar. Please expand your disclosures to state your functional currency and expand your summary of significant accounting policies to address how you determine your functional currency and how you record foreign currency transaction gains and losses along with translation adjustments. Refer to CICA Handbook Section 1650 and EIC 130.
42. Please support your conclusions regarding your functional currency for US GAAP. Refer to Appendix A of SFAS 52 for US GAAP.

Revenue Recognition
43. Please expand your disclosure to indicate whether you take title
to the gas and NGL production associated with your revenues and clarify how you determine your revenues based on your working
interest.   Identify the contractual delivery points and rates to
which you refer in your disclosure and the methods used to deliver production to customers.

Note 4 Share Capital, page F18
44. Please expand your disclosure to present a reconciliation of all shareholders` equity items within a signal tabular summary. This may be accomplished either in the notes to your financial statements or in a separate statement accompanying your other financial statements. Based on the volume and type of equity transactions you have conducted for all periods presented, including your recapitalization of shareholders equity in relation to the amalgamation of Challenger and
Global, we believe a reconciliation of all items presented under shareholders` equity should be presented together in order to provide investors with the most transparent and understandable disclosure.
45. We note your disclosure on page 11 indicating that certain for your common shares are subject to trading restrictions and are held in escrow. Please disclose the specific terms and circumstances that entitle the escrow shareholders to maintain their ownership and the release of the escrow shares. Also specifically state whether these shares are subject to rescission or are otherwise redeemable under any circumstances by the holder of the shares.

Note that conditions for release other than the mere passage of time call for performance share accounting and disclosure for US GAAP. Under US GAAP performance escrowed shares are not considered issued or outstanding until they are eligible to be released from escrow and are thus excluded from the calculation of US GAAP earnings/loss per share.
At the time all activities are completed that are required to be performed for the escrow shares to be eligible for release from escrow and the regulator approves the eligibility for release, any excess of the market price over the issuance price per share is then charged to compensation expense.

It is our understanding that these shares were never released from escrow. Revise your disclosure to clarify the following:

* how you accounted for the original issuance of the shares under Canadian GAAP

* whether any compensation expense resulting from this share issuance was recorded under Canadian GAAP

* whether or not escrow shares were included in weighted average shares outstanding used to calculated Canadian GAAP earnings/loss per share

* how you have or will account for any compensation expense recorded relating to the escrowed shares subject to cancellation referred to in
Section 2.3 of the escrow agreement filed as Exhibit 4(e).

* Explain and quantify any differences from US GAAP.
46. We note your disclosure on page 26 indicating that your option holders appear to have a tandem settlement right including an option to settle in cash or shares. Please explain how you considered liability verses equity classification of your options under SFAS 123 and SFAS 123(R) for U.S. GAAP reporting purposes. Specifically, tell us whether the board has settled options in cash and whether the board`s refusal to accept the exercise of a put right precludes future cash settlement or if such a right to refuse is substantive.
Refer to
paragraph 39 of SFAS 123 and paragraphs B117-B122 of SFAS 123(R). Additionally tell us how this feature was considered in your accounting conclusions reached under Canadian GAAP.

Note 9 Related Party Transactions, page F-22
47. Please disclose the beneficial owner of Blueline Energy of whom you also appear to indicate is a shareholder of Challenger and quantify their respective ownership percentages in each entity.
Refer
to Section 3840 CICA Handbook.

Note 11 Commitment and Contingencies, page F-22
48. We note your disclosures on pages 14 and 15 describing your obligations to Canadian Superior in order to obtain your respective interests in properties designated to you through participation agreements. Please expand your disclosure to quantify all the known or estimated ranges of your obligations or disclose why such estimates can not be made. For example, but without limitation, we note you have estimated the costs of the Mariner block well on page 14. Refer to Sections 3280 and 3290 CICA Handbook

Note 14 Reconciliation with United States GAAP, page F-23

49. We note your indication that prices used in applying the full-
cost
ceiling test under Canadian GAAP differ from those applied under
US
GAAP.   Additionally, other differences exist under the full cost
rules for Canadian GAAP and US GAAP purposes which did not appear to be described, such as but without limitation to, the required discount rate and assumptions underlying future expenditures. As such, please expand your disclosure to more fully describe how you apply the full cost ceiling test for U.S. GAAP purposes.

Pro Forma Financial Statements, F-26
50. We note your inclusion of pro forma financial statements. We understand the merger between Challenger and Global was an amalgamation of an operating company, Challenger, into a shell
company, Global.    Please clarify why this presentation is
appropriate and cite the authoritative guidance prescribing this presentation.

Universal Stare Ventures Corporation Financial Statements, F-34
51. We understand from your disclosures that Global, formerly known as
Universal Stare Ventures Corporation, was a public shell company trading on the NEX Board in Canada with substantially no operations in fiscal years 2003 and 2004. As such it is unclear why you have included financial statements for Global in your filing. Please cite the authoritative guidance supporting your inclusion of these financial statements and explain the reasons for your conclusions.

Exhibits

52. We note that you intentionally deleted certain schedules and attachments from some of your exhibits. Please refile each exhibit to include all schedules and attachments.

Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersh at (202) 551-3719 or, in his
absence,
Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-
3703
if you have questions regarding comments on the engineering matters.
Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at
(202) 551-3640 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

      Sincerely,


									H. Roger Schwall
									Assistant Director

cc:	J. Duersh
	J. Davis
      R. Winfrey
      J. Wynn
      via facsimile
      Mr. Manjeet Dhillion
      (403) 503-8811
Mr. Manjeet Dhillon
Challenger Energy Corp.
July 5, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010